KORNITZER CAPITAL MANAGEMENT, INC.
ADDENDUM TO EXHIBIT A OF THE
AMENDED AND RESTATED MASTER SERVICES AGREEMENT

This Addendum (the "Addendum") to Exhibit A of the Amended and Restated Master Services Agreement dated November 21, 2019, (the "Agreement") is entered into by and between Kornitzer Capital Management, Inc. (the "Company") and U.S. Bancorp Fund Services, LLC ("USBFS").

WHEREAS, the Company and USBFS desire to modify the Agreement to add reference to additional U.S. Securities and Exchange Commission ("SEC") derivatives compliance services and fees associated with complying with the requirements of Rule 18f-4 under the Investment Company Act of 1940, as amended (the "Rule"), including providing access to the Platform (as defined below); and

WHEREAS, all defined terms used but not otherwise defined herein shall have the meanings assigned to them in the Agreement.

NOW, THEREFORE, the parties agree as follows:

1.The Company shall be responsible for the fees listed below which fees shall be paid by USBFS as part of the fee it receives from the Company as specified in Appendix I to the Agreement:

Offering	Price per Fund per Month
Limited Derivatives User	$200
Full Derivatives User (no OTC derivatives)	$300
Full Derivative User (with 1-5 OTC derivatives)	$400
Full Derivative User (with 5 or more OTC derivatives)	$500

2.USBFS has entered into agreements with Confluence Technologies Inc. ("Confluence"), an independent third-party service provider to provide data (the "Confluence Data") and Company access to Confluence's web platform ("Platform") for use in or in connection with the compliance and reporting requirements under the Rule. In connection with the provision of the Confluence Data and access to the Platform, Confluence requires certain provisions to be included in the Agreement. Accordingly, the Company agrees that it shall (a) comply with all laws, rules and regulations applicable to accessing and using the Confluence Data and Platform, (b) not use the Confluence Data for any purpose independent of complying with the requirements of the Rule, (c) exculpate Confluence, its affiliates and their respective suppliers from any liability or responsibility of any kind relating to the Company's receipt or use of the Confluence Data (including expressly disclaiming all warranties). The Company further agrees that Confluence shall be a third-party beneficiary of the Agreement solely with respect to the foregoing provisions (a)-(c).

3.This Addendum may be terminated by either party subject to the termination provisions of the Agreement.

4.In the event of termination of this Addendum, Company shall promptly end its access to the Platform and return all codes, system access mechanisms, programs, manuals and other written information to USBFS at a reasonable time, and shall, to the extent reasonably technically practicable and permitted by applicable law, destroy or erase all such information on any storage medium, unless such access continues to be permitted pursuant to a separate agreement.

5.Company must provide USBFS with such information as is requested by USBFS or Confluence to assist in developing the Confluence Data needed for Company’s obligations under the Rule. Company must provide USBFS with such information as is necessary for USBFS to provide Company with access to the Platform.

6.The Agreement, except as modified by this Addendum, shall remain in full force and effect in accordance with its terms.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have executed this Addendum to Exhibit A of the Master Services Agreement as of the date last written below by the undersigned duly authorized representatives.

KORNITZER CAPITAL MANAGEMENT, INC.	U.S. BANCORP FUND SERVICES, LLC

By: /s/ John Kornitzer	By: /s/ Jason Hadler
Name: John Kornitzer	Name: Jason Hadler
Title: Chief Executive Officer and President	Title: SVP
Date: 7/1/22	Date: 7/5/22